Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2014 RESULTS

Wireless Adjusted Operating Profit Increased 3%, Margin Grew to 48.3% and Postpaid Churn Declined to 1.20% While Move to Simplified Customer Friendly Price Plans Reduced Revenue by 2%

Cable TV Subscriber Performance Continues to Improve While Revenue Growth Slowed by Promotional Activity and Timing of Price Changes Versus First Quarter of 2013

Media Top Line Growth Improved to 8%

Annualized Dividend Increased by 5% to $1.83 per Share While Average Cost of Debt Reduced to 5.24% from 5.77% at Q1 2013

TORONTO (April 21, 2014) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the first quarter ended March 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights

	Three months ended March 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg

Operating revenue	$3,020	$3,027	-
As adjusted [1] :
Operating profit	1,161	1,179	(2)
Net income	340	414	(18)
Basic and diluted earnings per share	0.66	0.80	(18)

Free cash flow [1]	356	428	(17)

Net income	307	353	(13)
Basic earnings per share	0.60	0.69	(13)
Diluted earnings per share	0.57	0.68	(16)
Cash provided by operating activities	408	805	(49)

[1] Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“During the first quarter, we made a significant investment in ‘beachfront property’ 700MHz spectrum to give our customers an unsurpassed wireless experience, building on our unprecedented NHL rights deal late in 2013” said Guy Laurence, President and Chief Executive Officer of Rogers Communications Inc. “We made these long-term strategic investments while maintaining our balance sheet at investment grade.”

Laurence continued, “Over the past three months I have met with and listened to thousands of customers, stakeholders and employees across the country. I can see a number of opportunities to improve the performance of the business over time, while further enhancing our customer experience. As is apparent from our first quarter results, while there are some areas of strength, there are also areas where we clearly need to and will improve. Over the coming weeks I will be meeting with our Board and management team to lay out my plan and priorities for going forward. I remain excited about the opportunities I see in front of us for Rogers.”

Rogers Communications Inc.	1	First Quarter 2014

Quarterly Highlights

Operating revenue

•

Consolidated operating revenue was nominally lower than the first quarter of 2013, reflecting a 2% decline in Wireless revenue, offset by growth at Business Solutions (up 1%) and Media (up 8%). The decline at Wireless was mainly related to pricing changes associated with new customer friendly simplified plans and lower priced roaming plans introduced mid-2013. Cable revenue was flat as continued Internet revenue growth was offset by television subscriber losses, promotional activity and the timing of pricing changes.

•

Wireless data revenue grew 10% exceeding voice revenue for the first time and now represents approximately 51% of total network revenue. Activated 579,000 smartphones, of which 30% were new subscribers, and high-value smartphone customers now make up 76% of Wireless postpaid subscribers.

•	Basic cable subscriber losses moderated, both sequentially from the fourth quarter of 2013 and year-over-year, to 20,000.

Adjusted operating profit and net income

•

The modest decline in consolidated adjusted operating profit reflects increases in Wireless (up 3%) and Business Solutions (up 22%) which were offset by a 5% decrease at Cable and a $17 million decrease at Media. Cable’s results were negatively impacted by higher investment in customer care and incremental costs associated with Mountain Cable, while Media’s results were negatively impacted by increased programming costs, higher merchandise costs at The Shopping Channel and ramp-up costs for Next Issue Canada. Additionally, Cable and Media results in 2013 benefitted from one-time adjustments associated with the CRTC’s Part II licence fees.

•

The reductions in adjusted net income and earnings per share are primarily the result of higher depreciation and amortization expenses, finance costs, and the adjusted operating profit impacts discussed above. Net income and diluted earnings per share were 13% and 16% lower, respectively, than the first quarter of 2013.

Enhanced our leading networks to monetize rapid data growth

•

Secured “beachfront” spectrum consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population for $3.29 billion. This prime spectrum was the most sought after and is the spectrum Rogers went into the auction intending to win for its customers. Cash investment was in line with recent 700 MHz spectrum transactions in the US.

•

Deployed newly acquired 700 MHz spectrum in communities in Vancouver, Calgary and Toronto to begin providing customers with the ultimate mobile experience on Rogers’ LTE network while carrying wireless signals deep into basements, elevators and in buildings with thick concrete walls.

•	Expanded data centre operations to 15 locations nationwide with Business Solutions opening Alberta’s first Tier III certified data centre giving business customers reliable, secure data services.

Enriched the customer experience with premium products and sports content

•

Launched Rogers Next, an early upgrade program for wireless devices, offering subscribers for a monthly fee the freedom to get a new premium device every year for $0 on select 2-year plans, with no early upgrade or connection fees.

•

Launched easier international wireless travel packs that offer customers voice, text and data in one all-inclusive package. Also launched a data-only daily rate for international travellers who only want wireless internet access.

•	Launched suretap™ wallet, a new application that lets customers use their smartphones to safely store eligible payment cards and make payments at tens of thousands of retailers across the country.

•

Following blockbuster NHL rights deal, announced broadcast anchors for coverage across all hockey programming including Hockey Night in Canada with George Stroumboulopoulos, Daren Millard, Jeff Marek and the continuation of Don Cherry and Ron MacLean. This star team will deliver with more games and more choices to fans, including the NHL Playoffs and the Stanley Cup Final, “Hometown Hockey” every Sunday night, more than 500 regular

Rogers Communications Inc.	2	First Quarter 2014

season games across 13 networks, and expanded NHL content on all Rogers broadcast, wireless, digital and print channels.

•

Announced 12-year extension of our Canadian Hockey League (CHL) partnership as the exclusive broadcaster of the CHL and Memorial Cup in Canada including television, online and mobile rights through the 2025-2026 seasons.

•

Introduced MLB Network, a 24-hour network dedicated to baseball, to Canada for the first time on Rogers digital cable. In addition, Sportsnet signed 8-year multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada.

•	Launched FXX, a younger-focused premium programming extension of FX Canada which will deliver original FX series, acquired movies and series, and original Canadian programs.

Maintained strong balance sheet and available liquidity

•	Generated $356 million of consolidated quarterly free cash flow, while cash provided by operating activities was $408 million.

•

Issued $2.1 billion of debt securities at historically low rates for Rogers, consisting of $250 million of three year floating rate senior notes, $400 million of five year 2.80% senior notes, $600 million of ten year 4.00% senior notes, and US$750 million (Cdn$832 million) of thirty year 5.00% senior notes.

•	Repaid or repurchased US$750 million of 6.375% senior notes due in 2014 and US$350 million of 5.50% senior notes due in 2014.

•

$4.4 billion of available liquidity at March 31, 2014 includes $2.2 billion cash on hand, $2.0 billion available under the bank credit facility and $0.2 billion available under the accounts receivable securitization program.

Returning cash to shareholders

•	Increased dividend by 5% to $1.83 per share effective April 4, 2014, to be paid in quarterly amounts of $0.4575 per share.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, adjusted net debt and free cash flow. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See the section “Non-GAAP Measures” in the First Quarter 2014 MD&A that follows for information about these measures, including how we calculate them.

Rogers Communications Inc.	3	First Quarter 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance in the first quarter of 2014.

This MD&A should be read in conjunction with our First Quarter 2014 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto which have been prepared in accordance with International Financial Reporting Standards (IFRS), our 2013 Annual MD&A and our 2013 Audited Annual Consolidated Financial Statements and Notes thereto, and our other recent filings with Canadian and U.S. securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov.

All amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as of April 21, 2014 and was reviewed by the Audit Committee of our Board of Directors. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries.

RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

Four business segments

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by Rogers Communications Partnership and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

Where to find it
Consolidated Financial Results	5	Financial Guidance	26
Results of our Business Segments	7	Key Performance Indicators	26
Consolidated Net Income Analysis	14	Non-GAAP Measures	27
Managing our Liquidity and Financial Resources	18	Other Information	30
Financial Condition	21	About Forward-Looking Information	32
Financial Risk Management	21	About Rogers Communications Inc.	33
Regulatory Developments	24	Quarterly Investment Community Teleconference	33
Update to Risks and Uncertainties	25	For More Information	33
Critical Accounting Policies and Estimates	26

Rogers Communications Inc.	4	First Quarter 2014

Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg

Operating revenue
Wireless	$1,727	$1,760	(2)
Cable	860	861	-
Business Solutions	94	93	1
Media	367	341	8
Corporate items and intercompany eliminations	(28)	(28)	-
Operating revenue	3,020	3,027	-

Adjusted operating profit
Wireless	790	765	3
Cable	409	429	(5)
Business Solutions	28	23	22
Media	(24)	(7)	n/m
Corporate items and intercompany eliminations	(42)	(31)	35
Adjusted operating profit [1]	1,161	1,179	(2)

Adjusted operating profit margin	38.4%	38.9%

Net income	307	353	(13)
Diluted earnings per share	0.57	0.68	(16)

Adjusted net income [1]	340	414	(18)
Adjusted diluted earnings per share [1]	0.66	0.80	(18)

Additions to property, plant and equipment	$488	$464	5

Free cash flow [1]	356	428	(17)
Cash provided by operating activities	408	805	(49)

[1]

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be comparable to similar measures presented by other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

n/m:	not meaningful

Rogers Communications Inc.	5	First Quarter 2014

Key Changes in Financial Results from 2013

	Three months ended	see page
(In millions of dollars)	March 31

Operating revenue changes - higher (lower):
Network revenue – Wireless	$(47)	7
Equipment sales – Wireless	14	8
Cable	(1)	9
Business Solutions	1	11
Media	26	12
Lower operating revenue compared to 2013	(7)

Adjusted operating profit changes - higher (lower):
Wireless	25	8
Cable	(20)	10
Business Solutions	5	11
Media	(17)	12
Corporate items and intercompany eliminations	(11)
Lower adjusted operating profit[1] compared to 2013	(18)
Lower stock-based compensation expense	53	14
Higher depreciation and amortization	(69)	15
Higher finance costs	(44)	15
Lower income taxes	32	16
Change in net income compared to 2013	(46)

[1]

Adjusted operating profit is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Operating revenue

Wireless network revenue was lower this quarter compared to the same period last year, mainly because of pricing changes made over the past year primarily associated with our simplified plans and the introduction in 2013 of lower priced roaming plans.

Cable operating revenue this quarter was consistent with the same period last year, mainly because Internet revenue growth was offset by a decline in television and phone revenue associated with competitive TV subscriber losses and a more competitive pricing environment compared to the prior year.

Business Solutions operating revenue this quarter was in-line with the same period last year as continuing growth in on-net and next-generation services and increased revenue from the new data centre businesses was offset by a reduction in legacy revenue and infrequent equipment sales realized in 2013.

Media operating revenue was higher this quarter compared to the same period last year, mainly because of revenue growth at Sportsnet and higher sales at The Shopping Channel.

Adjusted operating profit

Wireless adjusted operating profit was higher this quarter compared to the same period last year, mainly because of lower volumes of subsidized smartphone sales, a lower per device net subsidy, and cost management and productivity initiatives implemented across various areas, offset in part by reduced network revenue as described above.

Cable adjusted operating profit was lower this quarter compared to the same period last year because of increased spending in customer care and network. Additionally, Cable results in 2013 benefitted from a one-time $8 million adjustment to licence fees payable to match the CRTC’s billing period.

Media’s adjusted operating profit was lower this quarter compared to the same period last year, as the increase in Media’s operating revenue was more than offset by the higher TV and Sports programming and production costs and start-up costs associated with the launch of Next Issue Canada.

Rogers Communications Inc.	6	First Quarter 2014

Results of our Business Segments

WIRELESS

Financial results

	Three months ended March 31
(In millions of dollars, except percentages)	2014	2013	% Chg

Operating revenue
Network revenue	$1,636	$1,683	(3)
Equipment sales	91	77	18
Operating revenue	1,727	1,760	(2)

Operating expenses
Cost of equipment [1]	(297)	(349)	(15)
Other operating expenses	(640)	(646)	(1)
	(937)	(995)	(6)
Adjusted operating profit	$790	$765	3

Adjusted operating profit margin as a % of network revenue	48.3%	45.5%

Additions to property, plant and equipment	$181	$239	(24)

[1]	Includes the cost of equipment sales and direct channel subsidies.

Subscriber results 1,2

(Subscriber statistics in thousands,	Three months ended March 31
except ARPU and churn)	2014	2013	Chg

Postpaid
Gross additions	293	319	(26)
Net additions	2	32	(30)
Total postpaid subscribers	8,076	7,878	198
Monthly churn	1.20%	1.22%	(0.02 pts)
Monthly average revenue per user (ARPU)	$65.20	$68.56	$(3.36)
Prepaid
Gross additions	76	118	(42)
Net losses	(73)	(93)	20
Total prepaid subscribers	1,356	1,498	(142)
Monthly churn	3.55%	4.48%	(0.93 pts)
ARPU	$13.84	$14.63	$(0.79)

Blended ARPU	$57.63	$59.68	$(2.05)

[1]	Does not include subscribers from our wireless home phone product.
[2]	ARPU, subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.

Lower network revenue this quarter due to price plan and roaming changes

Network revenue was down this quarter compared to last year, the net result of:

•

the continued adoption of customer friendly simplified pricing plans, which often bundle in certain features like voicemail, caller ID and domestic long-distance for which we have charged separately in the past

•	our introduction in mid-2013 of lower priced US and international roaming plans and rates which offer consumers more value
•	partially offset by higher data revenue related to an increase in postpaid subscriber levels and higher usage of wireless data services.

Data revenue was 10% higher this quarter than the same period last year, mainly because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which are increasing the use of e-mail, wireless, Internet access, text messaging and other wireless data services. Data revenue exceeded voice revenue for the first time this quarter, representing approximately 51% of total network revenue, compared to approximately 45% in the same period last year.

Rogers Communications Inc.	7	First Quarter 2014

Excluding the decline in roaming revenue this quarter compared to the same period last year, network revenue would have been approximately flat and data revenue would have increased 16%.

Postpaid churn improved to 1.20% this quarter, compared to 1.22% for the same period last year. We believe the improved churn rate is partly attributable to the simplified pricing plans and higher value roaming plans we introduced.

Gross postpaid subscriber additions were 293,000 this quarter or 8% lower than the same period last year, which reduced net postpaid subscriber additions to 2,000, despite lower postpaid churn. The industry transition from three year to two year plans as a result of the recent adoption of the Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code appears to have slowed overall wireless subscriber growth over the past three quarters.

We activated and upgraded approximately 579,000 smartphones this quarter, compared to approximately 673,000 in the same period last year. The decrease was mainly because there was a 14% reduction in hardware upgrades by existing subscribers this quarter, which we also believe is partly due to the move from three to two year contracts and the associated pricing changes.

The percentage of subscribers with smartphones increased this quarter to 76% of our total postpaid subscriber base, compared to 71% last year. Smartphone subscribers typically generate significantly higher ARPU and are less likely to churn.

Higher equipment sales

Revenue from equipment sales was higher this quarter, mainly due to a shift in the mix of smartphones activated to higher priced devices, partially offset by fewer existing subscribers upgrading their devices and fewer gross activations.

Lower operating expenses

The cost of equipment sales was 15% lower this quarter compared to the same period last year, mainly because 14% fewer existing subscribers upgraded their hardware and there were 8% fewer gross activations, as described above.

Total customer retention spending (including subsidies on handset upgrades) was $212 million this quarter compared to $247 million in the same period last year. The reduction was mainly because of the 14% lower number of existing subscribers who upgraded their hardware.

Other operating expenses (excluding retention spending) were down by 2% this quarter due to a continued focus on cost productivity initiatives we are implementing across various functions.

Higher adjusted operating profit

Adjusted operating profit was 3% higher this quarter compared to the same period last year because of:

•	continued growth of wireless data
•	our improvements in cost management and efficiency
•	lower volumes of hardware sales and upgrades
•	partially offset by the decrease in network revenue.

Rogers Communications Inc.	8	First Quarter 2014

CABLE

Financial results

	Three months ended March 31
(In millions of dollars, except percentages)	2014	2013[1]	% Chg

Operating revenue
Television	$431	$458	(6)
Internet	305	277	10
Phone	121	123	(2)
Service revenue	857	858	-
Equipment sales	3	3	-
Operating revenue	860	861	-

Operating expenses
Cost of equipment	(2)	(2)	-
Other operating expenses	(449)	(430)	4
	(451)	(432)	4
Adjusted operating profit	$409	$429	(5)

Adjusted operating profit margin	47.6%	49.8%

Additions to property, plant and equipment	$251	$181	39

[1]	Results of operations exclude Mountain Cable’s operating results, as it was acquired on May 1, 2013.

Subscriber results 1

	Three months ended March 31
(Subscriber statistics in thousands)	2014	2013	Chg

Cable homes passed	3,990	3,828	162

Television
Net losses	(20)	(25)	5
Total television subscribers [2]	2,107	2,189	(82)

Internet
Net additions	20	26	(6)
Total Internet subscribers [2]	1,981	1,890	91

Phone
Net additions	10	17	(7)
Total phone subscribers [2]	1,163	1,091	72

Total service units [2,3]
Net additions	10	18	(8)
Total service units	5,251	5,170	81

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. The acquisition also increased homes passed by 59,000.

[3]	Includes television, Internet and phone subscribers.

Operating revenue

Overall cable revenue this quarter was consistent with the first quarter last year, the net result of:

•	continued growth in subscribers for our Internet and phone products
•	the May 2013 acquisition of Mountain Cable
•	offset by television subscriber losses and retention related discounting.

Rogers Communications Inc.	9	First Quarter 2014

Lower television revenue

Revenue from television was down this quarter as a result of:

•	the year-over-year decline in television subscribers (although losses moderated this quarter)
•	the impact of promotional and retention pricing activity associated with heightened pay TV competition from IPTV offerings
•	timing of pricing changes
•	partially offset by the acquisition of Mountain Cable.

The digital cable subscriber base represented 85% of our total television subscriber base at the end of the quarter, compared to 81% at March 31, 2013. We believe that the larger selection of digital content, video on-demand, HDTV and PVR equipment, combined with the ongoing analog to digital conversion initiative, continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Higher Internet revenue and growing subscriber base

Internet revenue was 10% higher this quarter compared to last year as a net result of a larger Internet subscriber base, general movement to higher end speed and usage tiers and changes in Internet service pricing.

Our Internet customer base is approximately 2.0 million subscribers, and Internet penetration represents:

•	94% of our television subscribers, compared to 86% at March 31, 2013
•	50% of the homes passed by our cable network, compared to 49% at March 31, 2013.

Lower cable telephony revenue and growing subscriber base

Phone revenue was 2% lower this quarter compared to last year. This was the net result of:

•	higher promotional pricing activity for new subscribers on bundle products
•	partially offset by a higher phone subscriber base.

There were 7% more phone subscribers this quarter compared last year. They represent:

•	55% of our television subscribers, compared to 50% last year
•	29% of the homes passed by our cable network, consistent with last year.

Higher operating expenses

Operating expenses were 4% higher this quarter compared to last year mainly due to:

•	an $8 million positive one-time adjustment in the first quarter of 2013 related to licence fees payable to match the CRTC’s billing period
•	higher investments in customer care and weather related network maintenance costs
•	incremental costs associated with Mountain Cable which was acquired in May 2013
•	partially offset by various cost efficiency and productivity initiatives.

Lower adjusted operating profit

Adjusted operating profit was 5% lower this quarter compared to the same period last year, mainly the net result of service revenue levels consistent with the prior year and higher operating expenses as discussed above.

Rogers Communications Inc.	10	First Quarter 2014

BUSINESS SOLUTIONS

Financial results

	Three months ended March 31
(In millions of dollars, except percentages)	2014	2013 [1]	% Chg

Operating revenue
Next generation	$64	$44	45
Legacy	29	40	(28)
Service revenue	93	84	11
Equipment sales	1	9	(89)
Operating revenue	94	93	1

Operating expenses	(66)	(70)	(6)
Adjusted operating profit	$28	$23	22

Adjusted operating profit margin	29.8%	24.7%

Additions to property, plant, and equipment	$26	$15	73

[1]	Results of operations exclude Blackiron’s and Pivot Data Centres’ operating results as they were acquired on April 17, 2013 and October 1, 2013, respectively.

Business Solutions continues to focus mainly on next generation IP-based services, and on leveraging higher margin on-net and near-net service revenue opportunities, using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier markets. Following our recent data centre acquisitions, Business Solutions is also focused on data centre colocation, hosting, cloud and disaster recovery services. Next generation services now represent 69% of total service revenue. Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased rather than owned.

Higher operating revenue

Service revenue was 11% higher this quarter compared to the same period last year, the net result of:

•	growth from the acquisitions of Blackiron and Pivot Data Centres in 2013
•	continuing execution of our plan to grow higher margin on-net and next-generation IP-based services revenue
•

partially offset by the continuing decline in the legacy voice and data business, a trend we expect to continue as we focus the business on on-net opportunities and customers move to faster and more reliable IP services.

Equipment sales were lower this quarter as the first quarter of 2013 included a non-recurring equipment sale.

Lower operating expenses

Operating expenses were 6% lower this quarter compared to the same period last year, the net result of:

•	lower legacy service costs related to lower volumes and customer levels, as expected, and ongoing initiatives to improve costs and productivity
•	higher cost of sales in 2013 associated with a non-recurring equipment sale
•	partially offset by incremental expenses related to our data centre acquisitions.

Higher adjusted operating profit

Adjusted operating profit was 22% higher this quarter compared to the same period last year, because of the contribution of the new data centres, the ongoing growth in higher margin on-net and next-generation business and cost efficiency and productivity improvements.

Rogers Communications Inc.	11	First Quarter 2014

MEDIA

Financial results

	Three months ended March 31
(In millions of dollars, except percentages)	2014	2013 [1]	% Chg

Operating revenue	$367	$341	8

Operating expenses	(391)	(348)	12
Adjusted operating loss	$(24)	$(7)	n/m

Adjusted operating loss margin	(6.5%)	(2.1%)

Additions to property, plant and equipment	$14	$11	27

[1]	Results of operations exclude Sportsnet 360’s (formerly theScore) operating results as it was acquired on April 30, 2013.
n/m: not meaningful

Higher operating revenue

Operating revenue was 8% higher this quarter compared to the same period last year, mainly because of:

•	higher subscription and advertising revenue generated by the Sportsnet properties, including the increase resulting from the acquisition of Sportsnet 360 in April 2013
•	higher sales at The Shopping Channel.

Higher operating expenses

Operating expenses were 12% higher this quarter compared to the same period last year, the net result of:

•	higher programming costs due to contractual rate increases, the acquisition of Sportsnet 360 and our investment to secure premium and exclusive content
•	higher merchandise costs at The Shopping Channel driven by the increased sales
•	$5 million of costs associated with the growth of Next Issue Canada which was launched in late 2013
•	a $3 million positive one-time adjustment in the first quarter of 2013 related to licence fees payable to match the CRTC’s billing period.

Higher adjusted operating loss

Adjusted operating loss increased this quarter compared to last year, reflecting the revenue and expense changes described above.

Rogers Communications Inc.	12	First Quarter 2014

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31
(In millions of dollars, except percentages)	2014	2013	% Chg

Additions to property, plant and equipment
Wireless	$181	$239	(24)
Cable	251	181	39
Business Solutions	26	15	73
Media	14	11	27
Corporate	16	18	(11)
Total additions to property, plant and equipment	$488	$464	5

Capital intensity [1]	16.2%	15.3%

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

Wireless additions were 24% lower this quarter compared to the same period last year largely due to lower HSPA capacity investments and timing of our continued deployment of the LTE network, which reached approximately 76% of Canada’s population at March 31, 2014. This was partially offset by higher site build activity to further enhance network coverage and quality.

Cable

Cable additions were 39% higher compared to the same period last year. The higher investments this quarter were to improve the reliability and capacity of our Internet platforms, develop new services and capabilities on our video platform and to reduce the number of homes passed per node in our access network. We also invested in customer premise equipment related to the continued roll out of our next generation NextBox digital set-top boxes and for the analog to digital subscriber migration, various network components to enhance the reliability and quality of the network and the integration of the Mountain Cable network we acquired last year.

Business Solutions

Business Solutions additions were higher this quarter compared to the same period last year because we spent more on expanding customer specific networks and capital investments made by Blackiron and Pivot Data Centres, which we acquired last year.

Media

Media additions were 27% higher this quarter compared to the same period last year due to strategic investments made to our IT infrastructure, digital and broadcast facilities.

Rogers Communications Inc.	13	First Quarter 2014

Consolidated Net Income Analysis

This section discusses the items below our adjusted operating profit line that impact consolidated net income.

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg

Adjusted operating profit [1]	$1,161	$1,179	(2)
Stock-based compensation expense	(5)	(58)	(91)
Restructuring, acquisition and other expenses	(9)	(9)	-
Depreciation and amortization	(519)	(450)	15
Finance costs	(225)	(181)	24
Other income	10	10	-
Income tax expense	(106)	(138)	(23)
Net income	$307	$353	(13)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Lower stock-based compensation expense

Our net stock-based compensation expense for stock options (with stock appreciation rights), restricted share units and deferred share units is generally determined by:

•	vesting of stock options and share units
•	changes in the market price of RCI Class B shares
•

offset by the impact of the stock-based compensation derivative instruments that offset a portion of the price appreciation risk for our stock-based compensation program which was started in March 2013. See “Financial Risk Management” for information about Equity Derivatives.

	Three months ended March 31

(In millions of dollars)	2014	2013

Impact of vesting	$ 10	$ 10
Impact of change in price	(16)	57
Equity derivatives, net of interest receipt	11	(9)

Total stock-based compensation expense	$ 5	$ 58

The higher stock-based compensation expense in the same period last year was due to the $6.73 per share increase in the RCI Class B stock price on the Toronto Stock Exchange (TSX), which was not largely offset because the Equity Derivatives were not yet in place for the months of January and February 2013.

Subsequent to quarter-end, in April 2014, we extended the term of the Equity Derivatives for a further year to expire in April 2015, with all other terms and conditions remaining substantially unchanged.

Restructuring, acquisition and other expenses

Restructuring, acquisition and other expenses this quarter were mainly for severance costs associated with the restructuring of our employee base.

Rogers Communications Inc.	14	First Quarter 2014

Higher depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg

Depreciation	$477	$418	14
Amortization	42	32	31
Total depreciation and amortization	$519	$450	15

Depreciation and amortization expense was higher this quarter compared to the same period last year mainly because of:

•	our significant recent investment and roll out of new customer premise equipment at Cable, mostly next generation NextBox digital set-top boxes which are amortized over three years
•	the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities
•	new property, plant and equipment and intangible assets resulting from our acquisitions in Cable, Business Solutions and Media over the past year.

Higher finance costs mainly due to loss on repayment of debt

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg

Interest on long-term debt	$188	$178	6
Interest on pension liability	2	4	(50)
Loss on repayment of long-term debt	29	-	n/m
Foreign exchange loss	6	15	(60)
Change in fair value of derivatives	-	(12)	n/m
Capitalized interest	(6)	(6)	-
Other	6	2	200
Total finance costs	$225	$181	24

n/m: not meaningful

Interest on long-term debt this quarter was higher than the same period last year, reflecting the net effect of an increase in the amount of outstanding debt offset partially by a decrease in the weighted-average interest rate on our outstanding debt. Our weighted average cost of financing, including short-term borrowings, was 5.24% at March 31, 2014 (December 31, 2013 - 5.54%, March 31, 2013 - 5.77%). On April 2, 2014, after taking into account incremental funding used to pay the final installment for our 700 MHz spectrum, our weighted average cost of financing, including short-term borrowings, declined further to 5.11%.

This quarter we repaid or repurchased our US$750 million (Cdn $834 million) of 6.375% senior notes and US$350 million (Cdn $387 million) of 5.50% senior notes. In conjunction with the redemption of this debt, a $29 million loss related to certain previously terminated Debt Derivatives which was deferred in the hedging reserve until maturity of the notes was recognized in net income. This loss relates to transactions in 2008 and 2013 where foreign exchange rates on the related Debt Derivatives were updated to then current rates.

Foreign exchange losses recognized in the first quarter of 2013 are mainly from the revaluation of US$350 million of senior notes due 2038, for which the associated Debt Derivatives had not been designated as hedges for accounting purposes prior to March 6, 2013. Much of this foreign exchange loss was offset by the corresponding change in the fair value of the associated Debt Derivatives of $12 million.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related interest.

Rogers Communications Inc.	15	First Quarter 2014

Income tax expense and cash income taxes paid

	Three months ended March 31
(In millions of dollars, except tax rate)	2014	2013

Statutory income tax rate	26.5%	26.3%

Income before income taxes	$413	$491

Computed income tax expense	109	129
Non-(taxable) deductible stock-based compensation	(3)	12
Other items	-	(3)
Income tax expense	$106	$138

Effective income tax rate	25.7%	28.1%

Cash income taxes paid	$134	$115

Our effective income tax rate for this quarter was 25.7% compared to 28.1% last year. The effective income tax rate differed from the statutory tax rate primarily due to non-taxable stock-based compensation expenses.

Cash income taxes paid were higher this quarter compared to last year because of the timing of installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2014 to 2016 taxation years will continue to include these additional amounts. While the elimination of the partnership deferral affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information”.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg

Net income	$307	$353	(13)

Basic earnings per share	$0.60	$0.69	(13)
Diluted earnings per share	$0.57	$0.68	(16)

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended March 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg

Adjusted operating profit [1]	$1,161	$1,179	(2)

Depreciation and amortization	(519)	(450)	15
Finance costs [2]	(196)	(181)	8
Other income	10	10	-
Income tax expense [3]	(116)	(144)	(19)
Adjusted net income [1]	$340	$414	(18)

Adjusted basic and diluted earnings per share [1]	$0.66	$0.80	(18)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs excludes $29 million loss on repayment of long-term debt for the three months ended March 31, 2014.
[3]	Income tax expense excludes $10 million recovery (2013 - $6 million recovery) for the three months ended March 31, 2014 related to adjusted items.

Rogers Communications Inc.	16	First Quarter 2014

The following table shows the reconciliation of net income to adjusted net income.

	Three months ended March 31
(In millions of dollars, except per share amounts)	2014	2013	% Chg

Net income	$307	$353	(13)
Stock-based compensation expense	5	58	(91)
Restructuring, acquisition and other expenses	9	9	-
Loss on repayment of long-term debt	29	-	n/m
Income tax impact of above items	(10)	(6)	67
Adjusted net income [1]	$340	$414	(18)

[1]

Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

n/m: not meaningful

Rogers Communications Inc.	17	First Quarter 2014

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg

CASH FROM OPERATIONS
Net income for the period	$307	$353	(13)
Depreciation and amortization	519	450	15
Finance costs	225	181	24
Income tax expense	106	138	(23)
Other	(70)	67	n/m
Cash provided by operations before changes in non-cash operating items	1,087	1,189	(9)
Change in non-cash operating working capital items	(309)	(47)	n/m
	778	1,142	(32)
Income taxes paid	(134)	(115)	17
Interest paid	(236)	(222)	6

Cash provided by operating activities	408	805	(49)

CASH USED IN INVESTING
Additions to property, plant and equipment	(488)	(464)	5
Change in non-cash working capital items related to property, plant and equipment	(17)	(52)	(67)
Acquisitions and strategic initiatives	(658)	(241)	173
Other	(10)	(38)	(74)

Cash used in investing activities	(1,173)	(795)	48

CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	2,058	1,015	103
Repayment of long-term debt and net settlement of derivatives on termination	(1,189)	-	n/m
Proceeds on short-term borrowings	-	400	n/m
Dividends paid	(224)	(204)	10

Cash provided by financing activities	645	1,211	(47)

Increase (decrease) in cash and cash equivalents	$(120)	$1,221	n/m

Cash and cash equivalents, end of period	$2,181	$1,434	52

n/m: not meaningful

Operating activities

Cash provided by operating activities was 49% lower this quarter compared to the same period last year. The changes were the net effect of:

•	lower cash provided by operations since we accelerated the payment of approximately $80 million of pension contributions required for the remainder of 2014
•	higher net investment in working capital due to lower accounts payable which is typical for the first quarter; last year a change in payment policy offset this typical use of cash
•	higher cash income tax payments due to timing; See “Consolidated Net Income Analysis – Income tax expense and cash income taxes paid”
•	higher interest payments on long-term debt because of changes in our debt outstanding and when the corresponding interest is due.

Investing activities

Property, plant and equipment

We spent $488 million this quarter on property, plant and equipment additions before changes in non-cash working capital items consistent with the same period of 2013. See “Additions to Property, Plant and Equipment”.

Acquisitions and strategic initiatives

We paid $658 million this quarter related to the acquisition of 700 MHz spectrum licences, with the remaining $2.6 billion payment for this spectrum made subsequent to quarter end on April 2, 2014.

Rogers Communications Inc.	18	First Quarter 2014

Financing activities

Debt issuances

On March 10, 2014, we issued $1.25 billion of senior notes for total net proceeds of approximately $1.24 billion after deducting the original issue discount, agents’ fees and other related expenses. The notes issued consisted of the following:

•	$250 million floating rate senior notes due 2017
•	$400 million 2.80% senior notes due 2019
•	$600 million 4.00% senior notes due 2024.

On March 10, 2014, we also issued US$750 million (Cdn $816 million) of 5.00% senior notes due in 2044 for total net proceeds of approximately US$736 million after deducting the original issue discount, agents’ fees and other related expenses. See “Financial Risk Management” for related hedging information.

On March 7, 2013, we issued US$1 billion of senior notes for total net proceeds of approximately US$985 million (Cdn$1,015 million). The notes consisted of the following:

•	US$500 million of 3.0% senior notes due 2023
•	US$500 million of 4.5% senior notes due 2043.

Each of the 2017, 2019, 2023, 2024, 2043 and 2044 Notes are guaranteed by RCP and rank equally with all of our other senior unsecured notes and debentures and bank and letter of credit facilities.

Debt and derivative repayments and redemptions

During the first quarter, we repaid or repurchased all of the US$750 million 6.375% senior notes due 2014 and the US$350 million 5.50% senior notes due 2014 and terminated the related US$1.1 billion of Debt Derivatives at maturity.

Bank credit facility and letter of credit facility

At March 31, 2014, we had an aggregate $2.5 billion in bank and letter of credit facilities. Each of the facilities is unsecured and guaranteed by Rogers Communications Partnership and ranks equally with all of our senior notes and debentures. As at March 31, 2014, there were no advances outstanding under our $2.0 billion bank credit facility and a total of $0.5 billion of letters of credit outstanding under our letter of credit facilities.

Subsequent to the end of the quarter, on April 2, 2014, we borrowed $500 million under our bank credit facility and, effective April 16, 2014, we increased the amount available under our bank credit facility to $2.5 billion and extended the maturity date of the facility to July 2019. Also in April 2014, we arranged for the return and cancellation of approximately $0.4 billion of letters of credit issued in relation to the recently completed spectrum auction and the corresponding letter of credit facility was permanently cancelled.

Dividends

In February 2014, the Board approved a dividend increase to an annualized dividend rate of $1.83 per Class A Voting share and Class B Non-Voting share, to be paid in quarterly amounts of $0.4575. In February 2013 the Board increased the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting per share. This quarter we paid $224 million in dividends compared to $204 million paid in the first quarter of 2013.

The table below shows when dividends have been declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224
August 15, 2013	September 13, 2013	October 2, 2013	$0.435	$224
October 23, 2013	December 13, 2013	January 2, 2014	$0.435	$224

February 12, 2014	March 14, 2014	April 4, 2014	$0.4575	$235

Accounts receivable securitization program

At March 31, 2014, a total of $650 million was outstanding under the program, which is committed to fund up to a maximum of $900 million. Subsequent to the quarter end, on April 2, 2014, we received an additional $165 million of funding under the program, such that our total funding under the program was $815 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

Rogers Communications Inc.	19	First Quarter 2014

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid (NCIB) for our Class B Non-Voting shares for another year. This gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy under the normal course issuer bid, if any, and when we buy them, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors. We did not buy any shares for cancellation in the first quarter of 2014.

Shelf Prospectuses

Our two shelf prospectuses expired in January 2014. One shelf prospectus qualified the public offering of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualified the public offering of our debt securities in the US and Ontario (US Shelf). On February 21, 2014, we replaced these expired shelf prospectuses with a new Canadian Shelf, qualifying up to $4 billion of debt securities, and a new US Shelf, qualifying up to US$4 billion of debt securities for the following 25 month period. In March 2014, we issued $1.25 billion of debt securities under the new Canadian Shelf and US$750 million of debt securities under the new US Shelf. See “Debt Issuances” above for more information.

Free cash flow

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg

Adjusted operating profit [1]	$1,161	$1,179	(2)
Property, plant and equipment expenditures	(488)	(464)	5
Interest on long-term debt, net of capitalization	(183)	(172)	6
Cash income taxes	(134)	(115)	17
Free cash flow [1]	$356	$428	(17)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not a defined term under IFRS, and do not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Free cash flow was down 17% this quarter compared to the same period last year due to a decrease in adjusted operating profit and increases in property, plant and equipment expenditures, interest on our long-term debt (net of capitalization) and cash income taxes.

Rogers Communications Inc.	20	First Quarter 2014

Financial Condition

We had approximately $4.4 billion of available liquidity at March 31, 2014, as compared to $3.9 billion available at March 31, 2013, which includes:

•	$2.2 billion in cash and cash equivalents
•	$2.0 billion bank credit facility
•	$0.2 billion in funding available under the $0.9 billion accounts receivable securitization program.

Subsequent to the quarter end, on April 2, 2014, we paid the remaining $2.6 billion installment for our acquired 700 MHz spectrum. After taking into account this payment, the drawdown of $500 million under our bank credit facility and the increase in our credit limit to $2.5 billion, and $165 million of additional funding received under our accounts receivable securitization program, our available liquidity would have been $2.1 billion, comprising:

•	$2.0 billion under the amended bank credit facility
•	$0.1 billion available under the account receivable securitization program.

In addition to the sources of available liquidity noted above, we also hold marketable securities in publicly traded companies, worth approximately $949 million at March 31, 2014.

Our weighted average interest rate declined to 5.24% at March 31, 2014 (December 31, 2013 - 5.54%, March 31, 2013 - 5.77%). After taking into account incremental funding used to pay our final installment for our 700 MHz spectrum on April 2, 2014 our weighted average interest rate declined further to 5.11% with a weighted average term to maturity of 11.3 years. This continued reduction in our weighted average interest rate reflects the combined effects of:

•	establishment and utilization of our securitization program
•	the bank credit facility
•	the public debt issuances completed in March and October 2013 and March 2014, at historically low interest rates for Rogers and long-term maturities ranging up to 30 years
•	the scheduled repayments and repurchases of relatively more expensive debt made in June 2013 and March 2014.

As at March 31, 2014 the credit ratings on RCI’s outstanding senior notes and debentures were:

•	Moody’s Baa1 with a stable outlook (affirmed in February 2014).
•	Standard and Poor’s Ratings Services BBB+ with a stable outlook (affirmed in February 2014)
•	Fitch Ratings BBB+ with a negative outlook (affirmed in February 2014 with negative outlook, revised from stable)

Financial Risk Management

Debt Derivatives

We use cross currency interest exchange agreements to hedge the foreign exchange risk on the principal and interest obligations of our US dollar-denominated long-term debt (Debt Derivatives).

Debt Derivatives issued to hedge new senior notes during the three months ended March 31, 2014

(In millions of dollars, except percentages)		US$		Hedging effect
Effective date	US$ Principal/ notional amount	Maturity date	Coupon rate	Fixed hedged Cdn.$ interest rate [1]	Cdn$ equivalent
March 10, 2014	US $750	2044	5.00%	4.99%	$832

[1]	Converting from a fixed US coupon rate to a weighted average Cdn fixed rate.

At March 31, 2014, we had US$6.0 billion US dollar-denominated senior notes and debentures, all of which had been hedged using Debt Derivatives.

Matured Debt Derivatives

(In millions of dollars)		Net cash settlement
Maturity date	Notional amount	(proceeds)
March 1, 2014	US $750	($61)
March 15, 2014	US $350	$26

Rogers Communications Inc.	21	First Quarter 2014

Expenditure Derivatives

We use foreign currency forward contracts (Expenditure Derivatives) to hedge the foreign exchange risk on certain forecasted US dollar expenditures.

This quarter we:

•	entered into US$200 million of Expenditure Derivatives maturing from January 2015 through April 2015 at an average rate of $1.11/US$
•	settled US$225 million of Expenditure Derivatives for Cdn$229 million at a rate of $1.02/US$.

At March 31, 2014, we had US$875 million of Expenditure Derivatives outstanding with terms to maturity ranging from April 2014 to April 2015 at an average rate of $1.05/US$, all of which have been designated as hedges for accounting purposes.

Equity Derivatives

We use stock-based compensation derivatives (Equity Derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs.

As at March 31, 2014, we had Equity Derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs. Subsequent to the quarter end, in April 2014 we executed extension agreements for each of our Equity Derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2015 (from April 2014).

Mark-to-market value of derivatives

We record our Derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	March 31, 2014
	US$	Exchange	Cdn$	Fair
(In millions of dollars, except exchange rates)	notional	rate	notional	value
Debt Derivatives accounted for as cash flow hedges
As assets	$4,975	$1.03	$5,120	$361
As liabilities	1,055	1.13	1,193	(46)
Net mark-to-market asset Debt Derivatives	6,030	1.05	6,313	315

Equity Derivative not accounted for as hedges:
As liabilities				(26)

Expenditure Derivatives accounted for as cash flow hedges;
As assets	875	1.05	917	54

Net mark-to-market asset				$343

Rogers Communications Inc.	22	First Quarter 2014

Adjusted net debt

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. Adjusted net debt includes long-term debt, net Debt Derivatives assets or liabilities, short-term borrowings and cash and cash equivalents.

(In millions of dollars)	March 31, 2014	March 31, 2013

Long-term debt [1,2]	$14,567	$11,964
Net Debt Derivatives (assets) liabilities [2]	(315)	512
Short-term borrowings	650	400
Cash and cash equivalents	(2,181)	(1,434)
Adjusted net debt [3]	$12,721	$11,442

[1]	Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts.
[2]	Includes current and long-term portions.
[3]

Adjusted net debt is a non-GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition to the cash and cash equivalents at March 31, 2014 noted above, we also hold marketable securities in publicly traded companies worth approximately $949 million at March 31, 2014.

After taking into account the funding required for our $2.6 billion installment for our acquired 700 MHz spectrum on April 2, 2014, our adjusted net debt would have been approximately $15.3 billion. See “Financial Condition” for more information.

Outstanding common shares

	March 31, 2014	March 31, 2013

Common shares
Class A Voting	112,462,000	112,462,014
Class B Non-Voting [1]	402,281,178	402,827,618

Total common shares	514,743,178	515,289,632

Options to purchase Class B Non-Voting shares
Outstanding options	6,274,899	7,221,756
Outstanding options exercisable	3,800,091	4,761,736

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Commitments and contractual obligations

See our 2013 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 18, 20 and 27 of our 2013 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2013 Annual MD&A, since December 31, 2013 except for the remaining $2.6 billion payment for the 700 MHz spectrum licences acquisition, which was made on April 2, 2014.

Rogers Communications Inc.	23	First Quarter 2014

Regulatory Developments

Please see our 2013 Annual MD&A for a discussion of the significant regulations that affected our operations as of February 12, 2014. The following is a list of the significant regulatory developments since that time.

Legislation regarding wholesale domestic wireless roaming rates

In December 2013, the federal government announced that it intended to enact legislation that would cap wholesale domestic wireless roaming rates at a rate no higher than the rates the carrier charges its own retail customers. On March 28, 2014, the federal government tabled its proposed legislation to set the maximum wireless domestic roaming rates carriers can charge to one another. The proposed formula the government will use to determine the maximum roaming rates carriers can charge is their revenue from the service divided by the usage of the service in the preceding year. For voice calls, this means the incumbent carrier’s total revenue for incoming and outgoing voice calls, divided by the number of minutes used, in the previous year. For data, it is revenues divided by megabytes, and for text messaging, it is revenues divided by the total number of ingoing and outgoing domestic-only text messages. The proposed legislation will go to committee and is expected to come into force in the fall of 2014.

The legislation also provides the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC is conducting a review into wireless roaming rates, including a public hearing in September 2014.

700 MHz spectrum auction

Industry Canada’s 700 MHz commercial wireless spectrum auction began on January 14, 2014, and ended on February 13, 2014. Results were announced publicly on February 19, 2014. Ten companies participated in the auction, and 97 of 98 licences were awarded to 8 of those participants, with a total cost of $5.27 billion. Rogers acquired 22 licences at a cost of $3.29 billion. After making payment for the licences and passing the Canadian Ownership and Control review, Rogers took possession of these 20-year licences on April 3, 2014.

Rogers Communications Inc.	24	First Quarter 2014

Updates to Risks and Uncertainties

Please see our 2013 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as of February 12, 2014 and should be reviewed in conjunction with this interim quarterly MD&A. There have been the following significant developments since that date that may contribute to these risks and uncertainties:

Litigation update

System Access Fee – Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out’ class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application. We have not recorded a provision for this contingency.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Transactions with related parties

In certain instances, we have entered into business transactions with companies whose partners or senior officers are directors of Rogers, including the chairman and chief executive officer of a firm that is paid commissions for insurance coverage, the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services, and the chairman of a company that provides printing services. We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended March 31
(In millions of dollars)	2014	2013	% Chg
Printing, legal services and commission paid on premiums for insurance coverage	$10	$9	11

We have also entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid in the three months ended March 31, 2014 and March 31, 2013 were less than $1 million.

Rogers Communications Inc.	25	First Quarter 2014

Critical Accounting Policies and Estimates

Please see our 2013 Annual MD&A, and our 2013 Annual Audited Consolidated Financial Statements and Notes, for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates this quarter.

New accounting standards

We were required to adopt amendments to the following standards on or after January 1, 2014. Adopting these standards had no impact on our consolidated financial statements:

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

Please see our 2013 Annual Audited Consolidated Financial Statements and Notes and First Quarter 2014 Unaudited Interim Condensed Consolidated Financial Statements and Notes for details.

Recent accounting pronouncements

We have not yet adopted some accounting standards, interpretations and amendments that have been issued but are not yet effective. Please see our 2013 Annual MD&A and our 2013 Annual Audited Consolidated Financial Statements and Notes for details.

Controls and procedures

There have been no changes in our internal controls over financial reporting during the first quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. That means our results in one quarter are not a good indication of how we will perform in a future quarter.

Each of Wireless, Cable, Business Solutions and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting our business segments, please refer to our 2013 Annual MD&A.

Financial Guidance

We have no changes to the 2014 annual consolidated guidance ranges for adjusted operating profit, additions to property, plant and equipment, and free cash flow that we provided on February 12, 2014. See the sections entitled “About Forward-Looking Information” in this MD&A and in our 2013 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2013 Annual MD&A, and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	subscriber counts
•	subscriber churn
•	average revenue per user
•	capital intensity.

Rogers Communications Inc.	26	First Quarter 2014

Non-GAAP Measures

We use the following Non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. These measures are also used by investors, lending institutions and credit rating agencies as an indicator of our operating performance and our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have a standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit or loss and related margin

•    To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•    We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•    We also use it as one component in determining short-term incentive compensation for all management employees.

Net income

add back

income tax expense, other income (expense), finance costs, depreciation and amortization, impairment of assets, stock-based compensation expense (recovery) and restructuring, acquisition and other expenses.

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•    To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

•    Excluding these items does not imply they are non-recurring.

Net income from continuing operations

add back

stock-based compensation expense (recovery), restructuring, acquisition and other expenses, impairment of assets, gain on spectrum distribution, gain on sale of investment, loss on repayment of long-term debt, and income tax adjustments on these items including adjustments due to legislative change.

Net income Earnings per share
Free cash flow

•    An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.

•    We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit minus spending on property, plant and equipment, interest on long-term debt net of interest capitalized, and cash income taxes.	Cash flows from operating activities
Adjusted net debt

•    To conduct valuation-related analysis and make decisions about capital structure.

•    We believe this helps investors and analysts analyze our enterprise and equity value and assess various leverage ratios as performance measures.

		Total long-term debt plus current portion of long-term debt, deferred transaction costs, net Debt Derivative assets or liabilities, and short-term borrowings minus cash and cash equivalents.	Long-term debt

Rogers Communications Inc.	27	First Quarter 2014

Reconciliation of Adjusted Operating Profit

	Three months ended March 31
(In millions of dollars)	2014	2013

Net income	$307	$353
Add (deduct):
Income tax expense	106	138
Other income	(10)	(10)
Finance costs	225	181
Depreciation and amortization	519	450
Stock-based compensation expense	5	58
Restructuring, acquisition and other expenses	9	9
Adjusted operating profit	$1,161	$1,179

Reconciliation of Adjusted Net Income
	Three months ended March 31
(In millions of dollars)	2014	2013

Net income	$307	$353
Add (deduct):
Stock-based compensation expense	5	58
Restructuring, acquisition and other expenses	9	9
Loss on repayment of long-term debt	29	-
Income tax impact of above items	(10)	(6)
Adjusted net income	$340	$414

Reconciliation of Free Cash Flow

	Three months ended March 31
(In millions of dollars)	2014	2013

Cash provided by operating activities	$408	$805
Add (deduct):
Property, plant and equipment expenditures	(488)	(464)
Interest on long-term debt expense, net of capitalization	(183)	(172)
Restructuring, acquisition and other expenses	9	9
Interest paid	236	222
Change in non-cash working capital	309	47
Other adjustments	65	(19)
Free cash flow	$356	$428
Reconciliation of Adjusted Net Debt
(In millions of dollars)	March 31, 2014	March 31, 2013
Long-term debt	$13,536	$10,409
Current portion of long-term debt	918	1,473
Deferred transaction costs	113	82
	14,567	11,964
Add (deduct):
Net Debt Derivatives (assets) liabilities	(315)	512
Short-term borrowings	650	400
Cash and cash equivalents	(2,181)	(1,434)
Adjusted net debt	$12,721	$11,442

See “Financial Condition” for more information on adjusted net debt.

Rogers Communications Inc.	28	First Quarter 2014

How we Calculate Adjusted Earnings Per Share

(In millions of dollars, except per share amounts;	Three months ended March 31
number of shares outstanding in millions)	2014	2013
Adjusted basic earnings per share:
Adjusted net income	$340	$414
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	$0.66	$0.80

Adjusted diluted earnings per share:
Adjusted net income	$340	$414
Divided by: diluted weighted average number of shares outstanding	517	518
Adjusted diluted earnings per share	$0.66	$0.80

Basic earnings per share:
Net income	$307	$353
Divided by: weighted average number of shares outstanding	515	515
Basic earnings per share	$0.60	$0.69

Diluted earnings per share:
Net income	$307	$353
Effect on net income of dilutive securities	(13)	-
Diluted net income	$294	$353
Divided by: diluted weighted average number of shares outstanding	517	518
Diluted earnings per share	$0.57	$0.68

Rogers Communications Inc.	29	First Quarter 2014

Other Information

Consolidated financial results – quarterly summary

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. This means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2013 Annual Report for a discussion of the seasonal aspects of our business.

The table below shows our consolidated results for the past eight quarters.

	2014	2013				2012
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenue
Wireless	$1,727	$1,851	$1,846	$1,813	$1,760	$1,920	$1,889	$1,765
Cable	860	871	873	870	861	852	838	843
Business Solutions	94	98	93	90	93	88	86	90
Media	367	453	440	470	341	434	392	440
Corporate items and intercompany eliminations	(28)	(30)	(28)	(31)	(28)	(33)	(29)	(32)
Total operating revenue	3,020	3,243	3,224	3,212	3,027	3,261	3,176	3,106

Adjusted operating profit (loss)
Wireless	790	696	875	821	765	687	843	796
Cable	409	433	425	431	429	421	403	403
Business Solutions	28	29	29	25	23	27	22	22
Media	(24)	49	55	64	(7)	75	50	79
Corporate items and intercompany eliminations	(42)	(40)	(43)	(35)	(31)	(34)	(30)	(24)
Adjusted operating profit [1]	1,161	1,167	1,341	1,306	1,179	1,176	1,288	1,276
Stock-based compensation (expense) recovery	(5)	(18)	(7)	(1)	(58)	(57)	(26)	12
Restructuring, acquisition and other expenses	(9)	(24)	(38)	(14)	(9)	(10)	(7)	(33)
Depreciation and amortization	(519)	(508)	(477)	(463)	(450)	(453)	(437)	(466)
Impairment of assets	-	-	-	-	-	(80)	-	-
Finance costs	(225)	(196)	(180)	(185)	(181)	(183)	(169)	(159)
Other income (expense)	10	14	(3)	60	10	241	(6)	7
Net income before income taxes	413	435	636	703	491	634	643	637
Income tax expense	(106)	(115)	(172)	(171)	(138)	(112)	(177)	(224)
Net income from continuing operations	$307	$320	$464	$532	$353	$522	$466	$413
Loss from discontinued operations	-	-	-	-	-	-	-	(13)
Net income	$307	$320	$464	$532	$353	$522	$466	$400
Earnings per share from continuing operations:
Basic	$0.60	$0.62	$0.90	$1.03	$0.69	$1.01	$0.90	$0.79
Diluted	$0.57	$0.62	$0.90	$0.93	$0.68	$1.01	$0.90	$0.77

Earnings per share:
Basic	$0.60	$0.62	$0.90	$1.03	$0.69	$1.01	$0.90	$0.77
Diluted	$0.57	$0.62	$0.90	$0.93	$0.68	$1.01	$0.90	$0.75

Net income	$307	$320	$464	$532	$353	$522	$466	$400
Loss from discontinued operations	-	-	-	-	-	-	-	13
Net income from continuing operations	$307	$320	$464	$532	$353	$522	$466	$413
Add (deduct):
Stock-based compensation expense (recovery)	5	18	7	1	58	57	26	(12)
Restructuring, acquisition and other expenses	9	24	38	14	9	10	7	33
Loss on repayment of long-term debt	29	-	-	-	-	-	-	-
Impairment of assets	-	-	-	-	-	80	-	-
Gain on sale of Tvtropolis	-	-	-	(47)	-	-	-	-
Gain on spectrum distribution	-	-	-	-	-	(233)	-	-
Income tax impact of above items	(10)	(5)	(8)	(11)	(6)	12	(4)	(10)
Income tax adjustment, legislative tax change	-	-	-	8	-	-	-	54
Adjusted net income [1]	$340	$357	$501	$497	$414	$448	$495	$478

Adjusted earnings per share from continuing operations [1]:
Basic	$0.66	$0.69	$0.97	$0.97	$0.80	$0.87	$0.96	$0.92
Diluted	$0.66	$0.69	$0.97	$0.96	$0.80	$0.86	$0.96	$0.91

Additions to property, plant, and equipment	$488	$703	$548	$525	$464	$707	$528	$458
Free cash flow [1]	$356	$109	$506	$505	$428	$39	$561	$633
Cash provided by operating activities	$408	$1,072	$1,052	$1,061	$805	$668	$1,146	$1,079

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	30	First Quarter 2014

Long-term debt guarantor

As at March 31, 2014, our outstanding public debt, $2.5 billion bank credit and letter of credit facilities and Derivatives are unsecured obligations of RCI, as obligor, and Rogers Communications Partnership (RCP), as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended March 31 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Selected Statement of Income data measure:
Revenue	$5	$2	$2,641	$2,711	$407	$351	$(33)	$(37)	$3,020	$3,027
Net income (loss)	307	353	704	765	(120)	175	(584)	(940)	307	353

As at period end (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Selected Balance Sheet data measures:
Current assets	$18,136	$16,592	$10,534	$11,035	$4,733	$3,594	$(29,267)	$(26,900)	$4,136	$4,321
Non-current assets	21,239	19,464	13,407	12,731	22,387	21,678	(36,808)	(34,593)	20,225	19,280
Current liabilities	15,719	14,853	2,583	3,014	16,527	15,269	(30,909)	(28,530)	3,920	4,606
Non-current liabilities	15,227	13,018	195	293	1,190	1,186	(1,089)	(171)	15,523	14,326

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	31	First Quarter 2014

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect

•	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

•	revenue
•	adjusted operating profit
•	property, plant and equipment expenditures
•	cash income tax payments
•	free cash flow
•	dividend payments
•	expected growth in subscribers and the services they subscribe to
•	the cost of acquiring subscribers and deployment of new services
•	continued cost reductions and efficiency improvements
•	the growth of new products and services
•	all other statements that are not historical facts.

We base our conclusions, forecasts and projections on the following factors, among others:

•	general economic and industry growth rates
•	currency exchange rates
•	product pricing levels and competitive intensity
•	subscriber growth
•	pricing, usage and churn rates
•	changes in government regulation
•	technology deployment
•	availability of devices
•	timing of new product launches
•	content and equipment costs
•	the integration of acquisitions
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:

•	new interpretations and new accounting standards from accounting standards bodies
•	economic conditions
•	technological change
•	the integration of acquisitions
•	unanticipated changes in content or equipment costs
•	changing conditions in the entertainment, information and communications industries
•	regulatory changes
•	litigation and tax matters
•	the level of competitive intensity
•	the emergence of new opportunities.

These factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Rogers Communications Inc.	32	First Quarter 2014

Before you make an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments”, and also fully review the sections “Regulation in Our Industry” and “Governance and Risk Management” in our 2013 Annual MD&A. Our 2013 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors. Information in or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The first quarter 2014 results teleconference will be held on:

•	April 21, 2014
•	4:30 p.m. Eastern Time
•	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time Rogers management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us, including our Annual Information Form on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced above is not part of or incorporated into this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	33	First Quarter 2014

Rogers Communications Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2014 and 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2014	2013

Operating revenue		$3,020	$3,027

Operating costs	4	1,864	1,906
Restructuring, acquisition and other expenses	7	9	9
Depreciation and amortization		519	450
Finance costs	5	225	181
Other income		(10)	(10)

Income before income taxes		413	491

Income tax expense		106	138

Net income for the period		$307	$353

Earnings per share
Basic	10	$0.60	$0.69
Diluted	10	0.57	0.68

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended March 31
	2014	2013

Net income for the period	$307	$353

Other comprehensive income:

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
Increase in fair value	139	134
Related income tax expense	(18)	(14)

	121	120

Cash flow hedging derivative instruments:
Increase/(decrease) in fair value of derivative instruments	336	(6)
Reclassification to net income for foreign exchange gain on long-term debt	(270)	(63)
Reclassification to net income for loss on repayment of long-term debt	29	–
Reclassification to net income for foreign exchange gain on expenditures	(18)	(2)
Reclassification to net income for accrued interest	–	13
Related income tax recovery (expense)	(21)	9

	56	(49)

Other comprehensive income for the period	177	71

Comprehensive income for the period	$484	$424

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

		March 31	December 31
	Note	2014	2013

Assets

Current assets:
Cash and cash equivalents		$2,181	$2,301
Accounts receivable		1,313	1,509
Other current assets		537	438
Current portion of derivative instruments	13	105	73
Total current assets		4,136	4,321

Property, plant and equipment		10,268	10,255
Goodwill	6	3,759	3,751
Intangible assets	6	3,195	3,211
Investments	8	1,636	1,487
Derivative instruments	13	310	148
Other long-term assets	9	1,012	397
Deferred tax assets		45	31

Total assets		$24,361	$23,601

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	11	$650	$650
Accounts payable and accrued liabilities		1,839	2,344
Income tax payable		52	22
Current portion of provisions		6	7
Current portion of long-term debt	12	918	1,170
Current portion of derivative instruments	13	52	63
Unearned revenue		403	350
Total current liabilities		3,920	4,606

Provisions		37	40
Long-term debt	12	13,536	12,173
Derivative instruments	13	20	83
Other long-term liabilities		226	328
Deferred tax liabilities		1,704	1,702
Total liabilities		19,443	18,932

Shareholders’ equity	14	4,918	4,669

Total liabilities and shareholders’ equity		$24,361	$23,601

Contingent liabilities	17
Subsequent events	9, 11, 12, 13, 14

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

						Available-
	Class A		Class B			for-sale
	Voting shares		Non-Voting shares			financial		Total
Three months ended		Number		Number	Retained	assets	Hedging	shareholders’
March 31, 2014	Amount	of shares	Amount	of shares	earnings	reserve	reserve	equity
		(000s)		(000s)

Balances, December 31, 2013	$72	112,462	$401	402,281	$3,896	$401	$(101)	$4,669
Net income for the period	–	–	–	–	307	–	–	307
Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	121	–	121
Derivative instruments, net of tax	–	–	–	–	–	–	56	56
Total other comprehensive income	–	–	–	–	–	121	56	177
Comprehensive income for the period	–	–	–	–	307	121	56	484
Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	(235)	–	–	(235)
Balances, March 31, 2014	$72	112,462	$401	402,281	$3,968	$522	$(45)	$4,918

						Available-
	Class A		Class B			for-sale
	Voting shares		Non-Voting shares			financial		Total
Three months ended		Number		Number	Retained	assets	Hedging	shareholders’
March 31, 2013	Amount	of shares	Amount	of shares	earnings	reserve	reserve	equity
		(000s)		(000s)

Balances, December 31, 2012	$72	112,462	$397	402,788	$3,046	$243	$10	$3,768
Net income for the period	–	–	–	–	353	–	–	353
Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	120	–	120
Derivative instruments, net of tax	–	–	–	–	–	–	(49)	(49)
Total other comprehensive income	–	–	–	–	–	120	(49)	71
Comprehensive income for the period	–	–	–	–	353	120	(49)	424

Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	(224)	–	–	(224)
Shares issued on exercise of stock options	–	–	2	40	–	–	–	2
Total transactions with shareholders	–	–	2	40	(224)	–	–	(222)
Balances, March 31, 2013	$72	112,462	$399	402,828	$3,175	$363	$(39)	$3,970

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended March 31
	Note	2014	2013

Cash provided by (used in):

Operating activities:
Net income for the period		$307	$353
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		519	450
Program rights amortization		16	13
Finance costs	5	225	181
Income tax expense		106	138
Pension contributions, net of expense		(85)	(3)
Stock-based compensation expense	15	5	58
Other		(6)	(1)
		1,087	1,189
Change in non-cash operating working capital items		(309)	(47)
		778	1,142
Income taxes paid		(134)	(115)
Interest paid		(236)	(222)

Cash provided by operating activities		408	805

Investing activities:
Additions to property, plant and equipment		(488)	(464)
Change in non-cash working capital items related to property, plant and equipment		(17)	(52)
Acquisitions and other strategic transactions	9	(658)	(241)
Additions to program rights		(7)	(14)
Other		(3)	(24)

Cash used in investing activities		(1,173)	(795)

Rogers Communications Inc.	5	First Quarter 2014

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended March 31
	Note	2014	2013
Financing activities:
Issuance of long-term debt	12	2,082	1,030
Repayment of long-term debt	12	(1,221)	–
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts		(2,115)	–
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts		2,150	–
Transaction costs incurred	12	(27)	(15)
Proceeds received on short-term borrowings	11	–	400
Dividends paid		(224)	(204)

Cash provided by financing activities		645	1,211

Change in cash and cash equivalents		(120)	1,221

Cash and cash equivalents, beginning of period		2,301	213

Cash and cash equivalents, end of period		$2,181	$1,434

The change in non-cash operating working capital items is as follows:
Accounts receivable		$199	$173
Other current assets		(100)	(45)
Accounts payable and accrued liabilities		(461)	(183)
Unearned revenue		53	8

		$(309)	$(47)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances. As at March 31, 2014 and 2013, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2014

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts unless otherwise noted)

NOTE 1: NATURE OF BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media group. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in the following four segments:

Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by Rogers Communications Partnership and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries.

RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

Statement of compliance

We prepared our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 (first quarter 2014 interim financial statements), in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013 (2013 financial statements), with the exception of those new accounting policies that were adopted on January 1, 2014 as more fully described in note 2 below. These first quarter 2014 interim financial statements were approved by the Audit Committee on April 21, 2014.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The notes presented in these first quarter 2014 interim financial statements include only significant changes and transactions occurring since our last year end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These first quarter 2014 interim financial statements should be read in conjunction with the 2013 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

We adopted the following new accounting standards and amendments which are effective for our interim and annual consolidated financial statements commencing January 1, 2014.

•	Amendments to IAS 32, Financial Instruments: Presentation
•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement
•	IFRIC 21, Levies

The accounting pronouncements we adopted commencing on January 1, 2014 had no impact on our financial results.

Rogers Communications Inc.	7	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as a key measure of performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before restructuring, acquisition and other expenses, stock-based compensation expense, depreciation and amortization, finance costs, other income, and income taxes.

Information by segment

Three months ended March 31, 2014	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,727	$860	$94	$367	$(28)	$3,020

Operating costs[1]	937	451	66	391	14	1,859

Adjusted operating profit	790	409	28	(24)	(42)	1,161

Restructuring, acquisition and other expenses						9
Stock-based compensation expense[1]						5
Depreciation and amortization						519
Finance costs						225
Other income						(10)

Income before income taxes						$413

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Three months ended March 31, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$1,760	$861	$93	$341	$(28)	$3,027

Operating costs[1]	995	432	70	348	3	1,848

Adjusted operating profit	765	429	23	(7)	(31)	1,179

Restructuring, acquisition and other expenses						9
Stock-based compensation expense[1]						58
Depreciation and amortization						450
Finance costs						181
Other income						(10)

Income before income taxes						$491

1Included in operating costs on the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	8	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 4: OPERATING COSTS

		Three months ended March 31
		2014	2013

Cost of equipment sales and direct channel subsidies		$ 299	$ 351
Merchandise for resale		51	44
Other external purchases		1,041	1,019
Employee salaries and benefits and stock-based compensation		473	492

		$ 1,864	$ 1,906
NOTE 5: FINANCE COSTS
		Three months ended March 31
	Note	2014	2013

Interest on long-term debt		$ 188	$ 178
Interest on pension liability		2	4
Loss on repayment of long-term debt	12	29	–
Foreign exchange loss		6	15
Change in fair value of derivative instruments		–	(12)
Capitalized interest		(6)	(6)
Other		6	2

		$ 225	$ 181

NOTE 6: BUSINESS COMBINATIONS

This quarter, we completed an asset acquisition of certain dealer stores for cash consideration of $46 million, which was paid as a deposit in the fourth quarter of 2013. The acquisition has been accounted for in accordance with IFRS 3, Business Combinations and resulted in the recognition of current assets of $2 million, customer relationships of $35 million and goodwill of $9 million. This goodwill is tax deductible and was allocated to the Wireless segment. The customer relationships are being amortized over a period of five years. We incurred no transaction costs this quarter as a result of this acquisition.

Rogers Communications Inc.	9	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER EXPENSES

During the three months ended March 31, 2014, we incurred:

•	$6 million of restructuring expenses related to severances resulting from the targeted restructuring of our employee base and to improve our cost structure (2013 - $7 million), and
•	$3 million of acquisition transaction costs and other costs (2013 - $2 million).

The table below shows the additions to liabilities related to the restructuring, acquisition and other costs and payments made against the liabilities in 2014.

	As at December 31 2013	Additions	Payments	As at March 31 2014

Severances resulting from the targeted restructuring of the employee base	$44	$6	$(17)	$33
Acquisition and other costs	19	3	(3)	19

	$63	$9	$(20)	$52

The remaining liability of $52 million as at March 31, 2014, is included in accounts payable and accrued liabilities and other long-term liabilities. We expect to pay the remaining liability over the next two years.

NOTE 8: INVESTMENTS

	As at March 31 2014	As at December 31 2013

Publicly traded companies	$949	$809
Private companies	105	103
Available-for-sale investments	1,054	912
Investments in joint arrangements and associates	582	575

	$1,636	$1,487

NOTE 9: OTHER LONG-TERM ASSETS

We participated in the 700 MHz spectrum auction in Canada, which concluded in February 2014, and were awarded spectrum licences consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population for a total of $3,292 million. A payment totaling $658 million was made on March 5, 2014, which was included in other long-term assets.

Subsequent to the end of the quarter, on April 2, 2014, the remaining $2,634 million was paid, and on April 3, 2014 we obtained these 20-year 700 MHz spectrum licences.

Rogers Communications Inc.	10	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 10: EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share for the three months ended March 31, 2014 and 2013.

	Three months ended March 31
	2014	2013

Net income for the period	$307	$353

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	515

Effect of dilutive securities:
Employee stock options	2	3

Weighted average number of shares outstanding - diluted	517	518

Earnings per share:
Basic	$0.60	$0.69
Diluted	0.57	0.68

For the three months ended March 31, 2014, accounting for outstanding share-based payments using the equity-settled method of stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2014 was reduced by $13 million (2013 - nil) in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 503,458 options were out of the money for the three months ended March 31, 2014 (2013 – nil). These options were excluded from the calculation of the effect of dilutive securities since they were anti-dilutive.

NOTE 11: ACCOUNTS RECEIVABLE SECURITIZATION

As at March 31, 2014, $1,034 million (December 31, 2013 - $1,091 million) of trade accounts receivables were sold to the buyer as security for sale proceeds of $650 million (December 31, 2013 - $650 million), resulting in an overcollateralization of $384 million (December 31, 2013 - $441 million). We incurred interest costs of $3 million in the three months ended March 31, 2014 (2013 - $2 million) as a result of the borrowings, which we recorded in finance costs.

Subsequent to the end of the quarter, on April 2, 2014, we received an additional $165 million of funding under the accounts receivable securitization program, which increased our total funding under the program to $815 million.

Rogers Communications Inc.	11	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 12: LONG-TERM DEBT

	Due date	Principal amount		Interest rate	March 31 2014	December 31 2013

Bank credit facility				Floating	$ –	$ –
Senior notes[1]	2014	$ US	750	6.375%	–	798
Senior notes[2]	2014	US	350	5.50%	–	372
Senior notes[1]	2015	US	550	7.50%	608	585
Senior notes[2]	2015	US	280	6.75%	310	298
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	–
Senior notes	2018	US	1,400	6.80%	1,548	1,489
Senior notes	2019		400	2.80%	400	–
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	553	532
Senior notes	2023	US	850	4.10%	940	904
Senior notes	2024		600	4.00%	600	–
Debentures[2]	2032	US	200	8.75%	221	213
Senior notes	2038	US	350	7.50%	387	372
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	553	532
Senior notes	2043	US	650	5.45%	718	691
Senior notes	2044	US	750	5.00%	829	–
					14,567	13,436
Deferred transaction costs and discounts					(113)	(93)
Less current portion					(918)	(1,170)

					$ 13,536	$ 12,173

1Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (RCP) is an unsecured co-obligor.

2Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Bank credit and letter of credit facilities

We had a total of $2.5 billion (December 31, 2013 - $2.5 billion) of bank credit and letter of credit facilities at March 31, 2014. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures. As at March 31, 2014 and December 31, 2013, there were no advances outstanding under our $2.0 billion bank credit facility and the total letters of credit outstanding was $0.5 billion.

Subsequent to the end of the quarter, on April 2, 2014 we borrowed $500 million under our bank credit facility and, effective April 16, 2014, we increased the credit limit from $2.0 billion to $2.5 billion while extending the maturity date from July 20, 2017 to July 19, 2019. The $2.5 billion bank credit facility is available on a fully revolving basis until maturity on July 19, 2019 and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% (previously 1.00% to 2.25%) over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

Also in April 2014, we arranged for the return and cancellation of an aggregate $0.4 billion of letters of credit issued in relation to the recently completed spectrum auction and the corresponding letter of credit facility was also permanently cancelled.

Rogers Communications Inc.	12	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Senior notes

Interest is paid semi-annually on all of our senior notes and debentures. We have the option to redeem each of our senior notes and debentures, in whole or in part, at any time, if we pay the specified premium.

Issuance of senior notes

The table below provides a summary of the senior notes that we issued in the first quarters of 2014 and 2013.

Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds[1]	Transaction costs and discounts[2]

2014 Issuances

March 10, 2014	Cdn $ 250	2017	Floating	100.00%
March 10, 2014	Cdn $ 400	2019	2.80%	99.972%
March 10, 2014	Cdn $ 600	2024	4.00%	99.706%
March 10, 2014	US $ 750	2044	5.00%	99.231%
Subtotal					Cdn $2,082	Cdn $24

2013 Issuances

March 7, 2013	US $ 500	2023	3.00%	99.845%
March 7, 2013	US $ 500	2043	4.50%	99.055%
Subtotal	US $ 1,000				Cdn $1,030	Cdn $15

1Gross proceeds before transaction costs and discounts.

2Transaction costs and discounts are included as deferred transaction costs in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Each of the above senior notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit and letter of credit facilities. We use Debt Derivatives to hedge the foreign exchange risk associated with the principal and interest components of all our US dollar denominated senior notes and debentures (see note 13).

Repayment of senior notes and related derivative settlements

This quarter we repaid or repurchased our US $750 million (Cdn $834 million) and US $350 million (Cdn $387 million) senior notes due 2014, totalling $1,221 million. In addition, the Debt Derivatives related to these senior notes matured in March 2014.

Upon the redemption of these senior notes, a $29 million loss, which was deferred in the hedging reserve in the prior years, was recognized in net income. This loss relates to transactions in 2008 and 2013 where contractual foreign exchange rates on the related Debt Derivatives were renegotiated to then current rates. See note 13 for more information about our Debt Derivatives.

As at March 31, 2014 we have US $6.03 billion (2013 - US $6.38 billion) of US dollar-denominated long-term debt which was 100% hedged against fluctuations in foreign exchange rates.

Rogers Communications Inc.	13	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 13: FINANCIAL INSTRUMENTS

Derivative instruments

We use derivative instruments to manage risks related to certain activities we are involved with. They include:

	The risk they manage	Types of derivative instruments
Debt Derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Expenditure Derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar denominated expenditures	• Forward foreign exchange agreements
Equity Derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

Debt Derivatives

We use cross currency interest rate exchange agreements to hedge the foreign exchange risk on all of the principal and interest obligations of our US dollar-denominated senior notes and debentures.

We completed the following transactions related to our Debt Derivatives in the first quarter of 2014 and 2013:

•	entered into new Debt Derivatives to hedge senior notes issued during the period,
•	maturity of existing Debt Derivatives in conjunction with the repayment or repurchase of the related senior notes, and
•	terminated existing Debt Derivatives and entered into new Debt Derivatives with different terms to hedge existing senior notes (2013 only).

New Debt Derivatives to hedge senior notes issued

		US $		Hedging effect
Effective date	US$ principal/ notional amount	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate[1]	Fixed Canadian equivalent

March 10, 2014	US $ 750	2044	5.00%	4.99%	$ 832

March 7, 2013	US $ 500	2023	3.00%	3.62%	$ 515
March 7, 2013	US $ 500	2043	4.50%	4.60%	$ 515
Subtotal	US $ 1,000				$ 1,030

[1]Converting	from a fixed US$ coupon rate to a weighted average Cdn $ fixed rate.

Matured Debt Derivatives

Maturity date	Notional amount	Net cash settlement (proceeds)

March 1, 2014	US $750	$ (61)
March 15, 2014	US $350	$ 26

Terminated and replaced existing Debt Derivatives and entered into new Debt Derivatives

Terminated Debt Derivatives				New Debt Derivatives			Hedging effect
Termination date	Notional amount	Original maturity date	Cash settlement	Date entered	Derivative amount	New maturity date	Fixed weighted average	Fixed Canadian equivalent

March 6, 2013	US $350	2018	Nil	March 6, 2013	US $350	2038	7.62%	$ 359

Rogers Communications Inc.	14	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Expenditure Derivatives

During the three months ended March 31, 2014, we entered into an additional US $200 million of foreign currency forward contracts (Expenditure Derivatives) to manage foreign exchange risk on certain forecasted expenditures maturing from January 2015 through April 2015, at an average rate of $1.11/US $1.00.

As at March 31, 2014, we had US $875 million of Expenditure Derivatives outstanding with terms to maturity ranging from April 2014 to April 2015, at an average rate of $1.05/US$, all of which have been designated as hedges for accounting purposes.

We record changes in fair value of these Expenditure Derivatives in other comprehensive income, with ineffectiveness recorded directly in net income. Once the hedged transaction affects net income, equivalent amounts are recycled into net income from the hedging reserve. All of our currently outstanding Expenditure Derivatives have been designated as effective hedges against foreign exchange risk for accounting purposes.

We settled US $225 million of Expenditure Derivatives for Cdn $229 million in the three months ended March 31, 2014 at an average rate of $1.02/US$.

Equity Derivatives

In February and March 2013, we entered into stock-based compensation derivatives (Equity Derivatives), to hedge market the price appreciation risk of 5.7 million RCI Class B Non-Voting shares that have been granted under our stock based compensation programs for stock options, RSUs and DSUs (see note 15). The Equity Derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. The Equity Derivatives have not been designated as hedges for accounting purposes. We record changes in the fair value of the Equity Derivatives through stock-based compensation expense, offsetting a portion of the impact of changes in the recorded amount of the stock-based compensation liability for stock options, RSUs and DSUs.

During the three months ended March 31, 2014, we recognized an expense of $11 million in stock-based compensation expense related to the change in fair value of our Equity Derivative contracts net of received payments. As of March 31, 2014, the fair value of the Equity Derivatives was a liability of $26 million, which is included in the current portion of derivative instruments liabilities.

Subsequent to the end of the quarter, in April 2014, we executed extension agreements for each of our Equity Derivative contracts under substantially the same committed terms and conditions with revised expiry dates to April 2015 (from April 2014).

Fair Values

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using market values from similar transactions or well established market, asset based or projected income valuation techniques. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our Debt Derivatives and Expenditure Derivatives (Derivatives) using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of Derivatives in an asset position, a credit-adjusted curve for the financial institutions is used to determine the estimated credit-adjusted value for each derivative. For Derivatives in a liability position, a credit-adjusted curve for representative corporations is used to determine the estimated credit-adjusted value for each derivative.

The fair values of our Equity Derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Rogers Communications Inc.	15	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Our disclosure of the three-level hierarchy reflects the significance of the inputs used in measuring fair value:

•	We determine fair value of financial assets and financial liabilities in Level 1 by referring to quoted prices in active markets for identical assets and liabilities.
•	Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2014 or December 31, 2013.

The table below shows the financial instruments carried at fair value by valuation method as at March 31, 2014 and December 31, 2013.

			Fair value measurements at reporting date
	Carrying value		Level 1		Level 2
	Mar. 31 2014	Dec. 31 2013	Mar. 31 2014	Dec. 31 2013	Mar. 31 2014	Dec. 31 2013

Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$ 949	$809	$949	$809	$–	$–
Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	361	184	–	–	361	184
Expenditure Derivatives accounted for as cash flow hedges	54	37	–	–	54	37

	$1,364	$1,030	$949	$809	$415	$221

Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$ 46	$133	$–	$–	$46	$133
Equity Derivatives not accounted for as cash flow hedges	26	13	–	–	26	13

	$ 72	$146	$–	$–	$72	$146

We measure our long-term debt initially at fair value, and then at amortized cost using the effective interest method, as follows.

	March 31, 2014		December 31, 2013
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]

Long-term debt (including current portion)	$14,454	$15,926	$13,343	$14,463

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on period-end estimated market yields.

We did not have any non-derivative held-to-maturity financial assets as at March 31, 2014 or December 31, 2013.

Rogers Communications Inc.	16	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 14: SHAREHOLDERS’ EQUITY

Dividends

In February 2014, the Board of Directors approved an increase in the annualized dividend rate from $1.74 to $1.83 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.4575 per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

During 2014, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividends per share
February 12, 2014	April 4, 2014	$0.4575

Normal course issuer bid

In February 2014, we renewed our normal course issuer bid. During the 12-month period commencing February 25, 2014 and ending February 24, 2015, we may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by considering market conditions, share prices, our cash position, and other factors.

We did not buy any shares for cancellation during the three months ended March 31, 2014 or 2013.

Rogers Communications Inc.	17	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation expense (recovery), which is included in employee salaries and benefits expense.

		Three months ended March 31
	Note	2014	2013
Stock options		$(11)	$46
Restricted share units (RSU)		6	16
Deferred share units (DSU)		(1)	5
Equity Derivative effect, net of interest receipt	13	11	(9)
		$5	$58

We paid $38 million (2013 - $68 million) during the three months ended March 31, 2014, to holders of stock options, RSUs and DSUs upon exercise, using the cash settlement feature.

Stock options

Summary of stock options

The table below is a summary of the stock option plans, including performance options.

	Three months ended
	March 31, 2014
	Number of options	Weighted average exercise price
Outstanding, December 31, 2013	6,368,403	$37.39
Granted	727,760	42.85
Exercised	(816,219)	33.48
Forfeited	(5,045)	37.13
Outstanding, March 31, 2014	6,274,899	$38.53
Exercisable, March 31, 2014	3,800,091	$35.53

We granted 727,760 performance-based options during the three months ended March 31, 2014 to certain key executives.

Restricted share units

The table below is a summary of the RSUs outstanding, including performance RSUs.

Three months ended
March 31, 2014
Number of units
Outstanding, beginning of period	2,472,390
Granted	1,069,661
Exercised	(689,542)
Forfeited	(15,185)
Outstanding, end of period	2,837,324

We granted 222,800 performance RSUs to certain key executives during the three months ended March 31, 2014.

Rogers Communications Inc.	18	First Quarter 2014

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 16: RELATED PARTY TRANSACTIONS

Transactions with key management personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of Rogers which include:

•	the chairman and chief executive office of a firm that is paid commissions for insurance coverage,
•	the non-executive chairman of a law firm that provides an immaterial portion of our legal services, and
•	the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee.

	Three months ended March 31
	2014	2013
Printing, legal services and commission paid on premiums for insurance coverage	$10	$9

Controlling shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid during the three months ended March 31, 2014 and 2013 were less than $1 million.

NOTE 17: CONTINGENT LIABILITIES

System Access Fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. In March 2014, the court denied this application. We have not recorded a provision for this contingency.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, we will record a provision in the period the change in probability occurs, and it could be material to our consolidated financial position and results of operations.

Rogers Communications Inc.	19	First Quarter 2014